

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Francisco Salva
President and Chief Executive Officer
Azitra Inc
21 Business Park Drive
Branford, CT 06405

> **Re: Azitra Inc**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 5, 2023**
> **File No. 333-269876**

Dear Francisco Salva:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2023 letter.

Amendment No. 5 to Form S-1 filed June 5, 2023

Financial Statement For the Fiscal Year Ended December 31, 2022
Note 9. Stockholders' Equity, page F-21

1. Here you state that the common stock in this footnote has not been given retrospective adjustment as discussed in Note 19. However, Note 19 states that all references to common stock and related information contained in the consolidated financial statements and related footnotes have been retrospectively adjusted. Please revise to be consistent. The same comment applies to your interim financial statement Note 8 on page F-45.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.